UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly Held Company

Corporate Taxpayer ID No.

60.746.948/0001-12

Final Summary Voting Map of the Special and Annual Shareholders’ Meeting of March 10, 2017

Banco Bradesco S.A. informs its shareholders, clients and the market in general, according to CVM Instruction No. 481/09, as amended, the Final Summary Map (Attachment) which consolidates the remote voting instructions from its shareholders and the voting instructions of the shareholders attending the meeting, with the indications of total approvals, rejections and abstentions to each one of the matters approved at the Special and Annual Shareholders Meetings cumulatively held on this date.

Cidade de Deus, Osasco, SP, March 10, 2017

Banco Bradesco S.A.

Alexandre da Silva Glüher

Executive Vice President and

Investor Relations Officer

Banco Bradesco S.A.

Corporate Taxpayer ID No. 60.746.948/0001-12 - Registration Number 35.300.027.795 Publicly Held Company

Special and Annual Shareholders' Meetings to be cumulatively held on March 10, 2017, at 4 p.m.

Final Summary Voting Map

	Resolution Description	Class of Voting Shares	Quantity of Shares
			For (Yes)%		Against (No)%		Abstention	%
Special Shareholders' Meeting

01 - Board of Directors' proposal to increase the capital stock in R$8,000,000,000.00, increasing it from R$51,100,000,000.00 to R$ 59,100,000,000.00, with bonus stock, by means of capitalization of part of the balance of the “Profit Reserves – Statutory Reserve”, according to the provisions of Article 169 of Law No. 6,404/76, by issuing 555,360,173 book-entry, registered shares, with no par value, of which 277,680,101 are common shares and 277,680,072 are preferred shares, to be attributed free of charge to shareholders at the ratio of 1 new share to each 10 shares of the same type they hold on the record-date, with the consequent amendment to the “caput” of Article 6 of the Bylaws

		Common	2,373,727,472	85.6%	150	0.0%	0	0.0%

02 - Board of Directors' proposal to partially amend the Bylaws, (i) in item “p” of Article 9, regarding the Board of Directors’ duties to establish the compensation for the Audit Committee’s members; (ii) in Paragraph Two of Articles 12 and 13, in the “caput” of Article 17 and in the Section III of Article 27, improving their wording; (iii) in Article 21, due to the change to the term of office and to formalize the criteria for the appointment and dismissal of the members of the Audit Committee; and (iv) in item “a” of Article 24, adjusting the minimum period to convene the Shareholders’ Meetings of the Company to comply with the provisions of Article 8 of CVM Instruction No. 559, of March 27, 2015.

		Common	2,372,539,919	85.6%	189.690	0.0%	998.013	0.0%
Annual Shareholders' Meeting	03 - Acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2016	Common	2,357,564,838	85.0%	150	0.0%	11,364,274	0.4%
	04 - Board of Directors' proposal to allocate the income for the year 2016, in the amount of R$15,083,577,740.73, as follows: • R$754,178,887.04 for the account of "Profit Reserve - Legal Reserve"; • R$7,353,617,362.43 for the account of "Profit Reserve - Statutory Reserve"”; and • R$6,975,781,491.26 for the payment of interest on equity, of which: • R$2,167,781,491.26 have been paid; and • R$4,808,000,000.00 will be paid on March 8, 2017, reaffirming that it will not be proposed to the Shareholders’ Meeting a new distribution of interest on equity/dividends for the 2016 year.	Common	2,368,431,275	85.4%	55	0.0%	497.932	0.0%
	05 - Controlling shareholders' proposal to establish at 8 (eight) the number of members to compose the Board of Directors		2,368,431,330	85.4	0	0.0	497.932	0.0
	06 -Appointment of candidates to compose the board of directors (the shareholder can nominate as many candidates as the number of vacancies to be filled in the general election)	Common
	Candidates: Lázaro de Mello Brandão		2,305,587,242	83.2%	59,498,237	2.1%	3,843,783	0.1%
	Luiz Carlos Trabuco Cappi		2,319,659,801	83.7%	46,423,657	1.7%	2,845,804	0.1%
	Denise Aguiar Alvarez		2,309,457,599	83.3%	53,188,647	1.9%	6,283,016	0.2%
	João Aguiar Alvarez		2,309,457,599	83.3%	53,188,647	1.9%	6,283,016	0.2%
	Carlos Alberto Rodrigues Guilherme		2,307,865,906	83.2%	54,780,340	2.0%	6,283,016	0.2%
	Milton Matsumoto		2,302,348,716	83.1%	60,297,530	2.2%	6,283,016	0.2%
	José Alcides Munhoz		2,309,266,570	83.3%	53,379,676	1.9%	6,283,016	0.2%
	Aurélio Conrado Boni		2,309,266,420	83.3%	53,379,826	1.9%	6,283,016	0.2%
Annual Shareholders' Meeting	07 - In case of adoption of the election process by multiple voting, do you wish to distribute the adopted vote in percentages by the candidates?	Common	27,984,636	1.0%	0	0.0%	0	0.0%
	08 - View of all candidates to appoint the % (percentage) of votes to be distributed	Common
	Candidates: Lázaro de Mello Brandão		3,498,076	0.1%	0	0.0%	0	0.0%
	Luiz Carlos Trabuco Cappi		3,498,076	0.1%	0	0.0%	0	0.0%
	Denise Aguiar Alvarez		3,498,076	0.1%	0	0.0%	0	0.0%
	João Aguiar Alvarez		3,498,076	0.1%	0	0.0%	0	0.0%
	Carlos Alberto Rodrigues Guilherme		3,498,076	0.1%	0	0.0%	0	0.0%
	Milton Matsumoto		3,498,076	0.1%	0	0.0%	0	0.0%
	José Alcides Munhoz		3,498,076	0.1%	0	0.0%	0	0.0%
	Aurélio Conrado Boni		3,498,076	0.1%	0	0.0%	0	0.0%
	09 - Indication of all the names that make up the coalition	Common	2,141,744,785	77.3%	892.964	0.0%	81,801,349	3.0%
	Coallition identification: 1 - Controlling Sharholders
	Elected Candidates:
	▪ efective member: Domingos Aparecido Maia; alternate member: Nilson Pinhal
	▪ effective member: José Maria Soares Nunes; alternate member: Renaud Roberto Teixeira
	▪ efective member: Ariovaldo Pereira; alternate member: Jorge Tadeu Pinto de Figueiredo
	10 - If one of the candidates that make up the coalition stops being part of it to accommodate the separate election dealt with in Articles 161, Paragraph Four, and 240 of Law no. 6,404 of 1976, do you want the votes of your shares to be given to the same coalition chosen?	Common	0	0.0%	0	0.0%	0	0.0%

Annual Shareholders' Meeting	11 - Appointment of candidates for the Fiscal Council (the shareholder must fill in this field if it has not filled the general election field)	Common
	Elected Candidates: effective member: João Carlos de Oliveira; alternate member: João Sabino		260,059,862	9.4%	0	0.0%	14,993,950	0.5%
	Non-elected candidates: effective member: Isabella Saboya de Albuquerque; alternate member: Vera Lucia de Almeida Pereira Elias		33,848,238	1.2%
	12 - Appointment of candidates to compose the fiscal council	Preferred
	Elected candidates: effective member: Walter Luis Bernardes Albertoni; alternate member: Reginaldo Ferreira Alexandre		404,533,353	14.7%	12,784,007	0.5%	85,603,535	3.1%
	Non-elected candidates: effective member: Luiz Carlos de Freitas; alternate member: José Luiz Rodrigues Bueno		248,540,965	9.0%
	13 - Proposal of compensation (fixed and variable), in the annual overall amount of up to R$335,000,000.00, and annual budget of up to R$345,000,000.00 to fund the pension plan for the management, for the year of 2017	Common	2,327,009,947	83.9%	35,338,186	1.3%	6,581,129	0.2%
	14 - Proposal of monthly compensation, in the amount of R$18,000.00, for each member of the Fiscal Council, for the year of 2017.	Common	2,368,431,146	85.4	150	0.0%	497.966	0.0%
	15 - Do you want to request the adoption of Multiple Voting Process for the election of members of the board of directors, according to Article 141 of Law No. 6,404 of 1976?	Common	9.017	0.0%	27,975,619	1.0%	0	0.0%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 10, 2017

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.